Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. Dollars)

Notice of Disclosure of Non-auditor Review of the Condensed Interim Consolidated Financial Statements for the Three Months Ended June 30, 2026 and 2025

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of C21 Investments Inc. for the interim periods ended June 30, 2026 and 2025, have been prepared in accordance with accounting principles generally accepted in the United States of America and are the responsibility of the Company's management.

The Company's independent auditors, Davidson & Company LLP, have not performed a review of these condensed interim consolidated financial statements.

August 20, 2026

C21 INVESTMENTS INC.
Interim Condensed Consolidated Balance Sheets
(Unaudited - Expressed in U.S. dollars)

	June 30, 2026	March 31, 2026
	$	$
ASSETS
Current assets
Cash	2,623,416	2,234,306
Receivables	105,707	61,395
Inventory	3,749,412	4,590,546
Prepaid expenses and deposits	470,250	587,153
Note receivable	841,939	833,954
	7,790,724	8,307,354
Non-current assets
Property and equipment	2,150,829	2,299,350
Right-of-use assets	8,582,739	8,751,764
Intangible assets	5,992,867	6,406,481
Goodwill	28,541,323	28,541,323
Deferred tax asset	112,679	112,679
Total assets	53,171,161	54,418,951

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,477,960	1,861,171
Convertible debentures	424,749	732,638
Settlement liability - current portion	1,000,000	1,200,000
Income taxes payable	1,454,854	1,654,854
Deferred revenue	275,394	303,850
Lease liabilities - current portion	662,688	634,817
	6,295,645	6,387,330
Non-current liabilities
Settlement liability	-	100,000
Lease liabilities	8,959,139	9,136,307
Uncertain tax position	14,091,109	13,362,009
Total liabilities	29,345,893	28,985,646

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 118,678,994 and 117,836,067 shares issued and outstanding as of June 30, 2026 and March 31, 2026, respectively	108,035,494	107,244,066
Subordinate shares, no par value; unlimited shares authorized; 100,000,000 and 100,000,000 shares issued and outstanding as of June 30, 2026 and March 31, 2026, respectively	72	72
Commitment to issue shares	-	439,443
Accumulated other comprehensive loss	(2,179,640)	(2,185,615)
Deficit	(82,030,658)	(80,064,661)
Total shareholders' equity	23,825,268	25,433,305
Total liabilities and shareholders' equity	53,171,161	54,418,951

Commitments (Note 15)

Subsequent events (Note 21)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Three months ended June 30,
	2026	2025
	$	$

Revenue	7,633,174	8,553,373
Cost of sales	5,151,881	5,569,382
Gross profit	2,481,293	2,983,991

Selling, general and administrative expenses	3,681,303	2,776,578

Income (loss) from operations	(1,200,010)	207,413

Accretion expense	(45,038)	(118,458)
Interest expense	(20,634)	(62,140)
Other income (loss)	28,785	41,726
Net income (loss) from continuing operations before income tax expense	(1,236,897)	68,541
Income tax expense	(729,100)	(825,500)
Net loss from continuing operations after income tax expense	(1,965,997)	(756,959)

Net loss from discontinued operations after income tax expense	-	(1,861)

Net loss	(1,965,997)	(758,820)

Other comprehensive income (loss):
Cumulative translation adjustment	5,975	(83,563)
Comprehensive loss	(1,960,022)	(842,383)

Basic and diluted loss per share from continuing operations	(0.02)	(0.01)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.02)	(0.01)
Weighted average number of common shares outstanding - basic	117,879,506	117,882,484
Weighted average number of common shares outstanding - diluted	118,435,299	118,675,577

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Number of common shares	Common stock and reserves	Number of subordinate shares	Subordinate share capital	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	#	$	$	$	$	$
Balance, March 31, 2025	117,996,814	107,006,777	-	-	628,141	(2,138,198)	(76,820,943)	28,675,777
Share-based compensation	-	93,945	-	-	-	-	-	93,945
Repurchase and cancellation of shares	(184,500)	(28,285)	-	-	-	-	-	(28,285)
Net loss and comprehensive loss for the period	-	-	-	-	-	(83,563)	(758,820)	(842,383)
Balance, June 30, 2025	117,812,314	107,072,437	-	-	628,141	(2,221,761)	(77,579,763)	27,899,054
Share-based compensation	-	142,834	-	-	-	-	-	142,834
Repurchase and cancellation of shares	(295,000)	(74,749)	-	-	-	-	-	(74,749)
Exercise of debentures	318,753	103,544	-	-	-	-	-	103,544
Issuance of subordinate shares	-	-	100,000,000	72	-	-	-	72
EFF Settlement	-	-	-	-	(188,698)	-	-	(188,698)
Net loss and comprehensive loss for the period	-	-	-	-	-	36,146	(2,484,898)	(2,448,752)
Balance, March 31, 2026	117,836,067	107,244,066	100,000,000	72	439,443	(2,185,615)	(80,064,661)	25,433,305
Share-based compensation	-	391,598	-	-	-	-	-	391,598
Issuance of EFF shares	555,793	439,443	-	-	(439,443)	-	-	-
Issuance of shares for RSUs	287,134	(39,613)	-	-	-	-	-	(39,613)
Net loss and comprehensive loss for the period	-	-	-	-	-	5,975	(1,965,997)	(1,960,022)
Balance, June 30, 2026	118,678,994	108,035,494	100,000,000	72	-	(2,179,640)	(82,030,658)	23,825,268

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited - Expressed in U.S. dollars)

	Three months ended June 30,
	2026	2025
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(1,965,997)	(756,959)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	45,038	118,458
Amortization of right-of-use assets	183,325	169,834
Depreciation and amortization	447,751	445,616
Interest expense	20,634	62,140
Interest and accretion income included in other income	(16,485)	(16,186)
Share-based compensation	391,598	93,945
Changes in operating assets and liabilities:
Receivables	(44,312)	(101,119)
Inventory	962,268	9,111
Prepaid expenses and deposits	116,903	168,181
Accounts payable and accrued liabilities	616,789	396,007
Settlement liability	(300,000)	-
Income taxes payable	(200,000)	(691,451)
Uncertain tax position	729,100	716,951
Deferred revenue	(28,456)	17,498
Lease liabilities	(163,597)	(138,690)
Cash provided by operating activities of continuing operations	794,559	493,336
Cash used in operating activities of discontinued operations	-	(2,855)

INVESTING ACTIVITIES
Purchases of property and equipment	(6,750)	(37,329)
Cash used in investing activities of continuing operations	(6,750)	(37,329)

FINANCING ACTIVITIES
Issuance of shares for RSUs	(39,613)	-
Interest payments received on note receivable	8,500	8,500
Principal repayments on convertible debentures	(346,746)	(346,803)
Interest paid in cash	(20,634)	(62,140)
Repurchase and cancellation of shares	-	(28,285)
Cash used in financing activities of continuing operations	(398,493)	(428,728)

Effect of foreign exchange on cash	(206)	5,323
Change in cash during the period	389,110	29,747
Cash, beginning of period	2,234,306	2,625,461
Cash, end of period	2,623,416	2,655,208

Supplemental disclosure of cash flow information:
Income tax paid in cash	200,000	800,000
Interest payments received on note receivable	8,500	-
Interest paid in cash	20,634	62,140

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated on January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office at 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at June 30, 2026, the Company had a working capital surplus of $1,495,079 (March 31, 2026 - $1,920,024) and an accumulated deficit of $82,030,658 (March 31, 2026 - $80,064,661). During the three months ended June 30, 2026 and 2025, the Company generated $794,559 and 493,336, respectively in cash from operating activities.

At the federal level, cannabis, other than certain medical cannabis products, currently remains a Schedule I controlled substance under the Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance is characterized by a high potential for abuse, no currently accepted medical use in the United States, and a lack of accepted safety for use under medical supervision. As such, even in those states in which cannabis has been legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance that remains illegal at the federal level.

On April 23, 2026, the U.S. Department of Justice announced that it had moved FDA-approved marijuana products and marijuana products produced and dispensed pursuant to qualifying state medical marijuana licenses to Schedule III of the Controlled Substances Act. The DOJ also announced that the Drug Enforcement Administration ("DEA") would withdraw its prior notice of hearing and terminate those proceedings, with new administrative hearings scheduled to begin on June 29, 2026.

On April 28, 2026, the DEA published a rule in the Federal Register formalizing the rescheduling of FDA-approved marijuana products and marijuana products produced pursuant to state medical marijuana programs from Schedule I to Schedule III (the "Rescheduling Rule"). The Rescheduling Rule also established an expedited process for state-licensed medical marijuana operators to register with the DEA, which would permit such entities, subject to registration, to manufacture, distribute, and dispense marijuana for medical purposes under federal law. The Rescheduling Rule did not address or amend the status of adult-use cannabis, which remains classified as a Schedule I substance and is expected to be considered as part of the new administrative hearings beginning June 29, 2026. The Company is currently assessing the potential impact of these developments on its operations and financial reporting; however, the effects, if any, have not yet been determined.

There remains uncertainty regarding the U.S. federal government's overall position on cannabis, particularly with respect to adult-use cannabis and the implementation of the Rescheduling Rule. Any changes in federal enforcement priorities or interpretation could impact the Company's operations and its ability to continue as a going concern.

Proposed Acquisition by Vireo Growth Inc.

On June 15, 2026, the Company announced that it had entered into a definitive arrangement agreement (the "Arrangement Agreement") with Vireo Growth Inc. ("Vireo"), pursuant to which Vireo will acquire all of the issued and outstanding common shares of the Company by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, shareholders of the Company will receive 0.023052 of a subordinate voting share of Vireo for each common share of the Company held. The Transaction was approved by the Company's Board of Directors following the recommendation of a special committee of independent directors and remains subject to shareholder, court and regulatory approvals, as well as the satisfaction of customary closing conditions.

On August 7, 2026, the Company held a special meeting of C21's shareholders, at which shareholders approved the Transaction. The Company intends to apply for a final order of the Supreme Court of British Columbia approving the Transaction on August 13, 2026. Subject to the receipt of all required court and regulatory approvals and the satisfaction or waiver of customary closing conditions, the Transaction is expected to close on or about August 21, 2026.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements for the three months ended June 30, 2026 and 2025 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information and do not include all of the information and disclosures required in annual financial statements. They should be read in conjunction with the Company's audited consolidated financial statements for the years ended March 31, 2026 and 2025 ("Annual Financial Statements"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

A summary of the Company's subsidiaries included in these consolidated financial statements as at June 30, 2026 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

3. ACCOUNTING POLICIES

The significant accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the Company's Annual Financial Statements, except as described below. These interim financial statements do not include all of the information and disclosures required in annual financial statements and should be read in conjunction with the Company's Annual Financial Statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

a) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

The Company accounts for Stock-Based Compensation for their Deferred Stock Units (the "DSUs"), Restricted Stock Units (the "RSUs"), and stock options granted to executive officers, directors, and employees, collectively referred to as the "awards", in accordance with ASC 718, Share Based Payments, classifying such as equity classified awards. Fair value of the awards is determined on grant date, with compensation cost in the financial statements recognized over the requisite service period with a corresponding impact to stockholders' equity.

b) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

c) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company has disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company adopted ASU 2023-09 on April 1, 2025 on a prospective basis. The adoption did not have a material impact on the Company's consolidated financial statements but resulted in enhanced income tax disclosures (Note 19).

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements not yet effective

In November 2024, the FASB issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not adopted this standard early. The Company is currently evaluating the impact of the adoption of this amendment.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify when the settlement of convertible debt should be accounted for as an induced conversion versus a debt extinguishment and update related accounting and disclosure requirements. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years and is effective for the Company beginning April 1, 2026. The Company has evaluated the impact of adopting ASU 2024-04 based on its current convertible debt arrangements and recent conversion activity. During the six months ended June 30, 2026, conversions of convertible debentures were completed in accordance with their original contractual terms and did not involve the provision of incremental consideration to induce conversion. As the Company has not entered into, and does not currently expect to enter into, arrangements to induce early conversion of its convertible debt, the adoption of ASU 2024-04 is not expected to have a material impact on its financial statements and disclosures.

4. RECEIVABLES

A summary of the Company's receivables is as follows:

	June 30, 2026	March 31, 2026
	$	$
Taxes receivable	28,833	4,311
Trade receivables	76,874	57,084
	105,707	61,395

There was no provision for expected credit losses on trade receivables as at June 30, 2026 and March 31, 2026.

5. INVENTORY

A summary of the Company's inventory is as follows:

	June 30, 2026	March 31, 2026
	$	$
Finished goods	2,143,927	2,321,417
Work in process	1,334,746	1,864,438
Raw materials	270,739	404,691
	3,749,412	4,590,546

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

6. NOTE RECEIVABLE

The Company has a note receivable that was issued in connection with the sale of a building on March 28, 2025. The note receivable has a principal balance of $850,000 and bears interest at a fixed rate of 4% per annum payable by the holder monthly. The principal is due at maturity on September 30, 2026. On initial recognition, the note receivable was recorded at fair value of $802,766, reflecting a market interest rate of 8% per annum.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. As at June 30, 2026, there are no indicators that the borrower's financial condition raises doubt regarding the collectability of the note receivable and the borrower is in compliance with the note terms.

A summary of the Company's note receivable is as follows:

$
Balance, March 31, 2026	833,954
Interest income	8,500
Accretion income	7,985
Interest payments received	(8,500)
Balance, June 30, 2026	841,939

During the three months ended June 30, 2026, the Company earned interest income of $8,500 (2025 - $8,500), accretion income of $7,985 (2025 - $7,686) and received interest payments of $8,500 (2025 - $8,500).

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	June 30, 2026	March 31, 2026
	$	$
Leasehold improvements	2,227,928	2,227,928
Furniture and fixtures	369,206	369,206
Computer equipment	6,659	6,659
Machinery and equipment	2,514,647	2,507,897
	5,118,440	5,111,690
Less: Accumulated depreciation	(2,967,611)	(2,812,340)
	2,150,829	2,299,350

In June 2024, as part of the acquisition of the new dispensary store, the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the three months ended June 30, 2026 was $155,271 (2025 - $150,662). During the three months ended June 30, 2026, $118,861 (2025 - $118,890) of total depreciation was allocated to inventory.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

8. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	June 30, 2026	March 31, 2026
	$	$
Licenses	15,303,921	15,303,921
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,489,168	17,489,168
Less: Accumulated amortization	(11,496,301)	(11,082,687)
	5,992,867	6,406,481

During the three months ended June 30, 2026, the Company recognized amortization expense on intangible assets of $413,614 (2025 - $416,117). Of the total amortization expense, $2,273 (2025 - $2,273) was allocated to inventory.

b) Goodwill

As at June 30, 2026, the Company had goodwill of $28,541,323 (March 31, 2026 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the year ended March 31, 2026.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	June 30, 2026	March 31, 2026
	$	$
Accounts payable	1,942,746	1,348,230
Accrued liabilities	535,214	512,941
	2,477,960	1,861,171

10. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

10. CONVERTIBLE DEBENTURES (continued)

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2025	1,688,184
Accretion expense	372,018
Interest expense	187,241
Repayment	(1,473,420)
Conversion to common shares	(103,544)
Effect of foreign exchange	62,159
Balance, March 31, 2026	732,638
Accretion expense	45,038
Interest expense	20,634
Repayment	(367,380)
Effect of foreign exchange	(6,181)
Balance, June 30, 2026	424,749

During the three months ended June 30, 2026, the Company incurred interest expense of $20,634 (2025 - $62,140) and accretion expense of $45,038 (2025 - $118,458).

11. LEASE LIABILITIES

The Company has four active leases comprised of land and buildings used in cultivation, processing, warehousing, and dispensary of its products. All leases were classified as operating leases in accordance with ASC 842.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	June 30, 2026	March 31, 2026
Weighted average discount rate	10.00%	10.00%
Weighted average remaining lease term (years)	8.41	8.64

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the three months ended June 30, 2026, the Company incurred operating lease costs of $411,697 (2025 - $411,697). Of these amounts, during the three months ended June 30, 2026, $203,092 (2025 - $203,092) were allocated to inventory.

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at June 30, 2026 is as follows:

$
2027	1,190,318
2028	1,629,756
2029	1,678,649
2030	1,729,008
2031	1,780,878
Thereafter	6,580,491
Total undiscounted lease liabilities	14,589,100
Effects of discounting	(4,967,273)
Total present value of minimum lease payments	9,621,827
Current portion of lease liability	662,688
Lease liabilities	8,959,139

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

12. SHARE CAPITAL

Share capital consists of fully paid common shares with no par value and fully paid subordinate voting shares that are convertible to common shares at a rate of 0.000001 per common share, subject to the discretion of the Board of Directors or at such time that the Company ceases to be a foreign private issuer. The Company is authorized to issue an unlimited number of common shares and subordinate voting shares. All shares are equally eligible to receive dividends and repayment of capital. Common shares represent one vote at the Company's shareholders' meetings while each subordinate voting share has the functional equivalent of 0.000001 of the voting power of a common share.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at March 31, 2026 shares issued pursuant to this commitment total $1,184,407. As part of the settlement of legal proceedings with EFF (Note 18), the number of shares to be delivered was reduced by 237,300 shares. On May 27, 2026, pursuant to the terms of the EFF Agreement (Note 18), the Company issued an aggregate of 555,793 common shares to certain Vendors. As at June 30, 2026, there were nil shares remaining to be issued (March 31, 2026 - 555,793).

b) Repurchase and cancellation of shares

During the three months ended June 30, 2026, the Company did not repurchase or cancel any common shares under its Normal Course Issuer Bid (NCIB) program (three months ended June 30, 2025 - 184,500 common shares). Shares repurchased and cancelled during the year ended March 31, 2026 were acquired at an average price of $0.21 (C$0.30) per share, for a total cost of $103,034 (C$141,644).

c) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, June 30, 2026 and March 31, 2026	4,000,000	0.55

On May 6, 2024, the Company closed its debenture unit private placement (Note 10) and issued 4,000,000 warrants. Each warrant is exercisable into one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. Proceeds of $966,028 were allocated to the warrants and recorded in reserves.

A summary of the Company's outstanding and exercisable warrants as at June 30, 2026 is as follows:

Expiry date	Exercise price	Number of warrants outstanding	Weighted average remaining life
	C$	#	Years
November 6, 2026	0.55	4,000,000	0.35

As at June 30, 2026 and March 31, 2026, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

d) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

12. SHARE CAPITAL (continued)

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price
	#	C$
Balance, March 31, 2026	5,375,000	0.53
Balance, June 30, 2026	5,375,000	0.53

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at June 30, 2026, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable	Weighted average remaining life
	C$	#	#	Years
May 13, 2027	0.53	5,375,000	5,375,000	0.87

As at June 30, 2026 and March 31, 2026, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three months ended June 30, 2026, the Company recorded share-based compensation expense on vesting of stock options of $23,673 (2025 - $93,945).

e) Restricted share units

On April 1, 2026, the Company granted 1,250,000 RSUs to certain directors, officers and employees. On May 1, 2026, 416,661 RSUs vested and 287,134 common shares were issued in settlement, net of shares withheld to satisfy applicable tax obligations. As at June 30, 2026, 833,339 RSUs remained outstanding.

A summary of the Company's RSUs activity is as follows:

	Number of RSUs	Weighted average grant date fair value
	#	C$
Balance, March 31, 2026	-	-
Granted	1,250,000	0.38
Vested	(416,661)	0.38
Balance, June 30, 2026	833,339	0.38

A summary of the Company's RSUs outstanding as at June 30, 2026, is as follows:

Vesting date	Number of RSUs outstanding	Weighted average grant date fair value
	#	C$
March 31, 2027	416,665	0.38
March 31, 2028	416,674	0.38

During the three months ended June 30, 2026, the Company recorded share-based compensation expense on vesting of RSUs of $145,746 (2025 - $nil).

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

12. SHARE CAPITAL (continued)

f) Deferred share units

On April 1, 2026, the Company granted 1,275,000 DSUs to certain directors and officers. As at June 30, 2026, 1,275,000 DSUs remained outstanding.

A summary of the Company's DSUs activity is as follows:

	Number of DSUs	Weighted average grant date fair value
	#	C$
Balance, March 31, 2026	-	-
Granted	1,275,000	0.38
Balance, June 30, 2026	1,275,000	0.38

A summary of the Company's DSUs outstanding as at June 30, 2026, is as follows:

Vesting date	Number of RSUs outstanding	Weighted average grant date fair value
	#	C$
April 1,2026	1,275,000	0.38

During the three months ended June 30, 2026, the Company recorded share-based compensation expense on vesting of DSUs of $222,179 (2025 - $nil).

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Three months ended June 30,
	2026	2025
	$	$
Accounting and legal	345,142	28,589
Depreciation and amortization	447,751	445,616
License fees, taxes, and insurance	370,152	373,416
Office facilities and administrative	109,261	107,531
Operating lease costs	208,605	208,605
Other expenses	203,927	133,205
Professional fees and consulting	333,604	189,556
Salaries and wages	1,173,801	1,118,997
Sales, marketing, and promotion	83,531	61,165
Share-based compensation	391,598	93,945
Shareholder communications	649	2,001
Travel and entertainment expense	13,282	13,952
	3,681,303	2,776,578

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

14. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The CODM is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary measures of segment performance. The CODM reviews key categories of operating expenses including general and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for the three months ended June 30, 2026 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	7,633,174	-	7,633,174
Gross profit	2,481,293	-	2,481,293
Operating expenses:
General and administration	(1,448,081)	(1,101,737)	(2,549,818)
Sales, marketing, and promotion	(83,531)	-	(83,531)
Operating lease cost	(208,605)	-	(208,605)
Depreciation and amortization	(424,722)	(23,029)	(447,751)
Share-based compensation	-	(391,598)	(391,598)
Interest expense and other income (loss)	12,300	(49,187)	(36,887)
Net income (loss) from continuing operations before income tax expense	328,654	(1,565,551)	(1,236,897)

A summary of the Company's segmented operational activity and balances from continuing operations for the three months ended June 30, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	8,553,373	-	8,553,373
Gross profit	2,983,991	-	2,983,991
Operating expenses:
General and administration	(1,399,180)	(568,067)	(1,967,247)
Sales, marketing, and promotion	(61,165)	-	(61,165)
Operating lease cost	(208,605)	-	(208,605)
Depreciation and amortization	(422,587)	(23,029)	(445,616)
Share-based compensation	-	(93,945)	(93,945)
Interest expense and other income (loss)	1,791	(140,663)	(138,872)
Net income (loss) from continuing operations before income tax expense	894,245	(825,704)	68,541

Entity-wide disclosures

All revenue for the three months ended June 30, 2026 and 2025 was earned in the United States. For the three months ended June 30, 2026 and 2025, no customer represented more than 10% of the Company's net revenue. As at June 30, 2026 and March 31, 2026, no customer represented more than 10% of the Company's receivables.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

15. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at June 30, 2026 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2027	579,124	611,192	1,190,316
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
2031	865,945	914,933	1,780,878
Thereafter	4,915,543	1,664,952	6,580,495
	8,810,033	5,779,067	14,589,100

16. RELATED PARTY TRANSACTIONS

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Three months ended June 30,
	2026	2025
	$	$
Consulting fees paid to a director	15,000	5,000
Amounts paid to CEO or companies controlled by CEO for leases	201,714	195,839
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154
Salary paid to directors and officers	163,809	123,739
Share-based compensation	244,603	59,744
	671,280	430,476

A summary of the Company's related balances included in accounts payable and accrued liabilities, and lease liabilities is as follows:

	June 30, 2026	March 31, 2026
	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,193,644	4,288,924
Due to the Chief Financial Officer ("CFO")	3,061	400
	4,196,705	4,289,324

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

17. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Three months ended June 30,
	2026	2025
	$	$
Net loss from continuing operations after income taxes	(1,965,997)	(756,959)
Net loss from discontinued operations after income taxes	-	(1,861)
Net loss	(1,965,997)	(758,820)

Weighted average number of common shares outstanding	117,879,506	117,882,484
Diluted weighted average number of common shares outstanding	118,435,299	118,675,577

Basic and diluted loss per share, continuing operations	(0.02)	(0.01)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.02)	(0.01)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the three months ended June 30, 2026 and 2025, the number of warrants excluded from the computation was 4,000,000 and 4,000,000, respectively. For the three months ended June 30, 2026 and 2025, the number of outstanding stock options excluded from the computation was 5,375,000 (exercisable - 5,375,000) and 3,616,667 (exercisable - 1,808,333), respectively.

18. SETTLEMENT OF LEGAL PROCEEDINGS

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of EFF (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of $2,400,000 (the "Settlement Amount") as follows: (i) $500,000 payable on or before September 12, 2025 (the "Initial Payment Date"); (ii) $100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date, and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 (reduced from 793,093) common shares of the Company (the "Share Consideration").

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2026 and 2025 (Unaudited - Expressed in U.S. dollars, except as noted)

18. SETTLEMENT OF LEGAL PROCEEDINGS (continued)

The Settlement resulted in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of convertible promissory and the accounts payable Litigation related accrual of $612,500. The recognition of the $2,400,000 settlement liability, extinguishment of liabilities totaling $1,768,759, and reduction of the commitment to issue shares possessing a value of $188,698 (C$260,950) resulted in a loss on settlement of legal proceedings of $442,543.

During the three months ended June 30, 2026, the Company made payments toward the Settlement Amount totaling $300,000 and as at June 30, 2026, the settlement liability was $1,000,000 (March 31, 2026 - $1,300,000). On May 27, 2026, the Company issued 555,793 shares associated with the Share Consideration.

19. INCOME TAXES

The Company is subject to income taxes in Canada and the United States. The income tax provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items recognized in the period. The Company's effective tax rate differs from the Canadian statutory rate primarily as a result of the application of Section 280E of the Internal Revenue Code and movements in the Company's uncertain tax position.

	Three months ended June 30,
	2026	2025
Net income (loss) from continuing operations before income taxes	$(1,236,897)	$68,541
Provision for income taxes	$729,100	$825,500
Effective tax rate	(59)%	1,205%

Section 280E of the Internal Revenue Code prohibits businesses engaged in the trafficking of Schedule I or II controlled substances, within the meaning of U.S. federal law, from deducting ordinary and necessary business expenses, other than cost of goods sold, for U.S. federal income tax purposes. Management asserts, based on a legal opinion, that Section 280E should not apply to the Company; this position is uncertain and has resulted in the recognition of an uncertain tax position.

As at June 30, 2026, the Company had recognized an uncertain tax position of $14,091,109 (March 31, 2026 - $13,362,009), representing management's assessment of the potential application of Section 280E and associated interest.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States, introducing changes to U.S. federal tax law. The Company continues to evaluate the impact of the OBBBA on its financial statements.

20. FINANCIAL INSTRUMENTS

As at June 30, 2026, the Company has no financial instruments classified as fair value through profit or loss.

21. SUBSEQUENT EVENTS

During July 2026, the Company repurchased and cancelled 77,000 shares at a weighted average share price of $0.21 (C$0.30) per share for gross proceeds of $16,258 (C$22,910).

As described in Note 1, on August 7, 2026, the Company's shareholders approved the proposed acquisition by Vireo Growth Inc. The transaction remains subject to customary closing conditions, including court and regulatory approvals, and is expected to close on or about August 21, 2026.